UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)

Quintiles IMS Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Titles of Class of Securities)

74876Y101

(CUSIP Number)

Michael LaGatta

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 18 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74876Y101	SCHEDULE 13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 49,651,557 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 49,651,557 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,651,557 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

* The calculation assumes that there is a total of 245,921,362 shares of common stock (“Common Stock”) of Quintiles IMS Holdings, Inc. (the “Issuer”) outstanding following the Merger (as defined herein), as reported in Amendment No. 1 to the Issuer’s registration statement on Form 8-A filed with the Securities and Exchange Commission (the “Commission”) on October 3, 2016.

CUSIP No. 74876Y101	SCHEDULE 13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 49,651,557 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 49,651,557 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,651,557 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

* The calculation assumes that there is a total of 245,921,362 shares of Common Stock outstanding following the Merger, as reported in Amendment No. 1 to the Issuer’s registration statement on Form 8-A filed with the Commission on October 3, 2016.

CUSIP No. 74876Y101	SCHEDULE 13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors V, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 49,651,557 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 49,651,557 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,651,557 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

* The calculation assumes that there is a total of 245,921,362 shares of Common Stock outstanding following the Merger, as reported in Amendment No. 1 to the Issuer’s registration statement on Form 8-A filed with the Commission on October 3, 2016.

CUSIP No. 74876Y101	SCHEDULE 13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS TPG Biotech Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 49,651,557 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 49,651,557 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,651,557 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

* The calculation assumes that there is a total of 245,921,362 shares of Common Stock outstanding following the Merger, as reported in Amendment No. 1 to the Issuer’s registration statement on Form 8-A filed with the Commission on October 3, 2016.

CUSIP No. 74876Y101	SCHEDULE 13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 49,651,557 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 49,651,557 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,651,557 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

* The calculation assumes that there is a total of 245,921,362 shares of Common Stock outstanding following the Merger, as reported in Amendment No. 1 to the Issuer’s registration statement on Form 8-A filed with the Commission on October 3, 2016.

CUSIP No. 74876Y101	SCHEDULE 13D	Page 7 of 18 Pages

.

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 49,651,557 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 49,651,557 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,651,557 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

* The calculation assumes that there is a total of 245,921,362 shares of Common Stock outstanding following the Merger, as reported in Amendment No. 1 to the Issuer’s registration statement on Form 8-A filed with the Commission on October 3, 2016.

Certain of the Reporting Persons (as defined below) previously reported their beneficial ownership of shares of Common Stock on a Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended. The Reporting Persons are filing this Schedule 13D after acquiring beneficial ownership of more than 2% of shares of Common Stock within a 12-month period in connection with the Merger, as described more fully below.

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share, of Quintiles IMS Holdings, Inc. The principal executive offices of the Issuer are located at 4820 Emperor Boulevard, Durham, North Carolina 27703.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), TPG Advisors VI, Inc., a Delaware corporation (“Advisors VI”), TPG Advisors V, Inc., a Delaware corporation (“Advisors V”), TPG Biotech Advisors, Inc., a Delaware corporation (“Biotech Advisors”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG GenPar V Advisors, LLC, a Delaware limited liability company, (ii) TPG GenPar VI Advisors, LLC, a Delaware limited liability company, and (iii) TPG Biotechnology GenPar III Advisors, LLC, a Delaware limited liability company. TPG GenPar V Advisors, LLC is the general partner of TPG GenPar V, L.P., a Delaware limited partnership, which is the general partner of each of (i) TPG Partners V, L.P., a Delaware limited partnership, which directly holds 17,755,378 shares of Common Stock, (ii) TPG FOF V-A, L.P., a Delaware limited partnership, which directly holds 46,448 shares of Common Stock, and (iii) TPG FOF V-B, L.P., a Delaware limited partnership, which directly holds 37,454 shares of Common Stock. TPG GenPar VI Advisors, LLC is the general partner of TPG GenPar VI, L.P., a Delaware limited partnership, which is the general partner of TPG Partners VI, L.P., a Delaware limited partnership, which directly holds 17,769,038 shares of Common Stock. TPG Biotechnology GenPar III Advisors, LLC is the general partner of TPG Biotechnology GenPar III, L.P., a Delaware limited partnership, which is the general partner of TPG Biotechnology Partners III, L.P., a Delaware limited partnership, which directly holds 733,121 shares of Common Stock. Advisors VI is the (i) general partner of TPG FOF VI SPV, L.P., a Delaware limited partnership, which directly holds 70,241 shares of Common Stock, and (ii) managing member of TPG Iceberg Co-Invest LLC, a Delaware limited liability company, which directly holds 6,109,343 shares of Common Stock. Advisors V is the general partner of TPG Quintiles Holdco II, L.P., a Delaware limited partnership, which directly holds 6,775,964 shares of Common Stock. Biotech Advisors is the general partner of TPG Quintiles Holdco III, L.P., a Delaware limited partnership (together with TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG Biotechnology Partners III, L.P., TPG FOF VI SPV, L.P., TPG Iceberg Co-Invest LLC and TPG Quintiles Holdco II, L.P., the “TPG Funds”), which directly holds 354,570 shares of Common Stock.

Because of the relationship of Group Advisors, Advisors VI, Advisors V and Biotech Advisors to the TPG Funds, Group Advisors, Advisors VI, Advisors V and Biotech Advisors may be deemed to beneficially own the securities reported herein. Messrs. Bonderman and Coulter are sole shareholders of each of Group Advisors, Advisors VI, Advisors V and Biotech Advisors. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, Advisors VI, Advisors V and Biotech Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the securities reported herein. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The principal business of Advisors VI is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The principal business of Advisors V is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The principal business of Biotech Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of David Bonderman is President of Group Advisors and officer, director and/or manager of other affiliated entities.

The present principal occupation of James G. Coulter is Senior Vice President of Group Advisors and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule I hereto.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Advisors VI are listed on Schedule II hereto.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Advisors V are listed on Schedule III hereto.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Biotech Advisors are listed on Schedule IV hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedules I, II, III and IV hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedules I, II, III or IV hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Prior to the Merger, TPG Quintiles Holdco II, L.P. and TPG Quintiles Holdco III, L.P. held in the aggregate 7,130,534 shares of Common Stock.

On October 3, 2016, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 3, 2016, by and among the IMS Health Holdings, Inc. (“IMS”) and Quintiles Transnational Holdings Inc. (renamed Quintiles IMS Holdings, Inc.), IMS merged with and into the Issuer, with the Issuer continuing as the surviving entity (the “Merger”). At the effective time of the Merger, each share of Common Stock of IMS (the

“IMS Shares”), issued and outstanding immediately prior to such time (other than IMS Shares held by IMS in treasury or owned by the Issuer or any of their direct or indirect subsidiaries) was cancelled and ceased to exist and was converted into the right to receive 0.3840 of validly issued, fully paid and non-assessable shares of Common Stock of the Issuer. Therefore, pursuant to the Merger Agreement, the TPG Funds received in the aggregate, as merger consideration, 42,521,023 shares of Common Stock (plus cash in lieu of fractional shares) in exchange for the 110,731,840 IMS Shares they held prior to the Merger.

The purchases of the (a) shares of Common Stock held by TPG Quintiles Holdco II, L.P. and TPG Quintiles Holdco III, L.P. prior to the Merger and (b) IMS Shares held by the other TPG Funds prior to the Merger were funded by equity contributions of the limited partners of the respective TPG Funds.

References to and the description of the Merger Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Shareholders Agreement

In connection with the execution of the Merger Agreement, on May 3, 2016, the TPG Funds entered into a Shareholders Agreement (the “Shareholders Agreement”) with the Issuer, Dennis B. Gillings and his affiliates (collectively, the “Gillings Shareholders”), and certain funds affiliated with Bain Capital Partners, LLC, CPP Investment Board Private Holdings Inc. and Leonard Green & Partners, L.P. (such funds, collectively, the “Holders”), which sets forth certain agreements, including with respect to certain board designation rights, registration rights, transfer restrictions and certain other matters. The Shareholders Agreement became effective at the closing of the Merger (the “Effective Time”) and superseded and replaced the Issuer’s existing Amended and Restated Shareholders Agreement, dated as of February 5, 2015 and Second Amended and Restated Registration Rights Agreement, dated as of May 14, 2013, as amended.

Pursuant to the Shareholders Agreement, the TPG Funds have the right to nominate two directors to the Issuer’s board of directors (the “Board”) until the earlier of (i) the seven year anniversary of the Effective Time and (ii) the time at which the TPG Funds beneficially own, in the aggregate, 5% or more but less than 12% of the outstanding shares of Common Stock. Thereafter, the TPG Funds will have the right to nominate one director to the Board until such time that the TPG Funds beneficially own, in the aggregate, less than 5% of the outstanding shares of Common Stock.

The TPG Funds have designated Jonathan J. Coslet and Todd B. Sisitsky. Mr. Sisitsky was appointed to the Board on October 3, 2016.

Any director designated by the TPG Funds may be removed by the TPG Funds at any time, with or without cause. Any vacancy created by a director nominated by the TPG Funds shall be filled solely by the TPG Funds.

The TPG Funds and the Holders, have agreed not to (i) transfer any of their shares of Common Stock for a period ending on the date that is 90 days following the Effective Time (the “Initial Lock-Up Period”) and (ii) after the Initial Lock-Up Period has ended, (x) transfer more than 1% of the outstanding shares of Common Stock in any calendar quarter or (y) transfer any shares of Common Stock to a third party that, to such shareholder’s knowledge, as a result of such transfer would own 10% or more of the outstanding shares of Common Stock (in each case subject to certain exceptions).

The Shareholders Agreement provides certain customary registration rights to the shareholders party thereto, including (i) demand registration rights in the event the Issuer does not have an effective shelf registration statement, (ii) piggyback registration rights and (iii) the right to request the Issuer to file a shelf registration statement and effect takedowns pursuant to such shelf registration statement, in each case, subject to certain limitations. The Shareholders Agreement also contains representations, warranties, covenants and indemnities that are customary for private placements by public companies.

The Shareholders Agreement will terminate with respect to any shareholder party thereto (i) with respect to provisions regarding the Board, at such time as such shareholder is no longer entitled to designate a nominee, (ii) with respect to provisions regarding registration rights, at such time as such shareholder no longer holds Registrable Securities (as defined in the Shareholders Agreement) and (iii) with respect to the remainder of the Shareholders Agreement, at such time as such shareholder no longer holds any shares of Common Stock.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedules I, II, III and IV hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and the description of the Shareholders Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Shareholders Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) The following sentence assumes that there is a total of 245,921,362 shares of Common Stock outstanding following the Merger, as reported in Amendment No. 1 to the Issuer’s registration statement on Form 8-A filed with the Commission on October 3, 2016. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 49,651,557 shares of Common Stock, which constitutes approximately 20.2% of the outstanding shares of Common Stock.

Because of the relationship between the TPG Funds and the Holders as a result of the Shareholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own the shares of Common Stock held by the Holders. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by each of the Holders.

(c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Class A Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits.

1.	Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG Advisors VI, Inc., TPG Advisors V, Inc., TPG Biotech Advisors, Inc., David Bonderman and James G. Coulter, dated as of October 13, 2016.
2.	Agreement and Plan of Merger, dated as of May 3, 2016, by and among the IMS Health Holdings, Inc. and Quintiles Transnational Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 3, 2016).
3.	Shareholders Agreement, dated as of May 3, 2016, by and among Quintiles Transnational Holdings Inc. and Certain Shareholders (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 3, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2016

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

TPG Advisors VI, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

TPG Advisors V, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

TPG Biotech Advisors, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By: /s/ Clive Bode

Name: Clive Bode, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode

Name: Clive Bode, on behalf of James G. Coulter (2)

(1) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(2) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Clive Bode	Vice President and Secretary
Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer
Arthur Galan	Assistant Treasurer

SCHEDULE II

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Clive Bode	Vice President and Secretary
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer
Arthur Galan	Assistant Treasurer

SCHEDULE III

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Clive Bode	Vice President and Secretary
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer
Arthur Galan	Assistant Treasurer

SCHEDULE IV

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Clive Bode	Vice President and Secretary
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer
Arthur Galan	Assistant Treasurer

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG Advisors VI, Inc., TPG Advisors V, Inc., TPG Biotech Advisors, Inc., David Bonderman and James G. Coulter, dated as of October 13, 2016.

2.	Agreement and Plan of Merger, dated as of May 3, 2016, by and among the IMS Health Holdings, Inc. and Quintiles Transnational Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 3, 2016).

3.	Shareholders Agreement, dated as of May 3, 2016, by and among Quintiles Transnational Holdings Inc. and Certain Shareholders (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 3, 2016).